UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

SpendSmart Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92905P107

(CUSIP Number)

Isaac Blech
1271 Avenue of the Americas, 16th Floor

New York, NY 10020

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

August 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92905P107

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

 (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

333,333

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

☐

333,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,333

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

2

CUSIP No. 92905P107

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

River Charitable Remainder Unitrust f/b/o Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

333,333

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

☐

333,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,333

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

3

CUSIP No. 92905P107

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

West Charitable Remainder Unitrust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

☐

500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

4

CUSIP No. 92905P107

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

 (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,438,704

8.	SHARED VOTING POWER

1,166,666

9.	SOLE DISPOSITIVE POWER

1,438,704

10.	SHARED DISPOSITIVE POWER

☐

1,166,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,605,370

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.5%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

5

CUSIP No. 92905P107

Item 1. Security and Issuer.

This statement on Schedule 13D/A relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of SpendSmart Networks, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 805 Aerovista Place, Suite 205, San Luis Obispo, CA 93401.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 hereby is supplemented as follows:

On August 1, 2014, the Issuer entered into a stock option agreement (the “Stock Option Agreement”), pursuant to which it issued a stock option to Isaac Blech to purchase up to an aggregate of 225,000 shares of Common Stock at a purchase price of $1.14 per share. The option was fully-exercisable upon issuance.

Item 5. Interest in Securities of the Issuer.

Item 5 hereby is supplemented as follows:

i), ii)	As of August 5, 2014, the Liberty Trust beneficially owns 333,333 shares of Common Stock, representing approximately 2.1% of the shares of Common Stock outstanding, based upon 15,671,516 shares of Common Stock outstanding as of May 9, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, as filed with the SEC on May 15, 2014 (the “Total Shares Outstanding”). Such beneficial ownership excludes 250,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Liberty Trust, as previously described. The sole beneficiary of the Liberty Trust is Mr. Blech. The trustee is Mr. Blech, who has sole voting and dispositive power of the Liberty Trust.

The Liberty Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 333,333 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 333,333 shares of Common Stock.

As of August 5, 2014, the River Trust beneficially owns 333,333 shares of Common Stock, representing approximately 2.1% of the shares of Common Stock outstanding, based upon the Total Shares Outstanding. Such beneficial ownership excludes 333,333 shares of Common Stock issuable upon the exercise of the Warrants owned by the River Trust, as previously described. The beneficiaries of the River Trust are Mr. Blech and Miriam Blech, Mr. Blech’s spouse. The trustee is Mr. Blech, who has sole voting and dispositive power of the River Trust.

6

The River Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 333,333 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 333,333 shares of Common Stock.

As of August 5, 2014, the West Trust beneficially owns 500,000 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock outstanding, based upon the Total Shares Outstanding. Such beneficial ownership excludes 500,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the West Trust, as previously described. The sole beneficiary of the West Trust is Mr. Blech. The trustee is Mr. Blech, who has sole voting and dispositive power of the West Trust.

The West Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 500,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 500,000 shares of Common Stock.

As of August 5, 2014, Mr. Blech beneficially owns 2,596,110 shares of Common Stock, representing approximately 15.5% of the shares of Common Stock outstanding, based upon the Total Shares Outstanding. Such beneficial ownership excludes 1,592,130 shares of Common Stock issuable upon the exercise of the stock options and Warrants owned by Mr. Blech, the Liberty Trust, the River Trust and the West Trust, as more fully described herein. Mr. Blech disclaims beneficial ownership of the Common Stock owned by the Liberty Trust, the River Trust and the West Trust, except to the extent of his pecuniary interest therein.

Mr. Blech has the sole power to vote or direct the vote of 1,438,704 shares of Common Stock; has the shared power to vote or direct the vote of 1,166,666 shares of Common Stock; has sole power to dispose or direct the disposition of 1,438,704 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,166,666 shares of Common Stock.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D/A.

(e)	Not applicable.

7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Item 3 herein and hereby is incorporated by reference.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2014

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By: /s/ Isaac Blech Name: Isaac Blech Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By: /s/ Isaac Blech Name: Isaac Blech Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By: /s/ Isaac Blech Name: Isaac Blech Title: Trustee

/s/ Isaac Blech Name: Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

9

Joint Filing Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D/A is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 5, 2014

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By: /s/ Isaac Blech Name: Isaac Blech Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By: /s/ Isaac Blech Name: Isaac Blech Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By: /s/ Isaac Blech Name: Isaac Blech Title: Trustee

/s/ Isaac Blech Name: Isaac Blech